SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 05, 2009

Commission File Number: 001-34368

Chemspec International Limited

(Translation of registrant's name into English)

3, Lane 1273, Tongpu Road
Shanghai 200333
People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

TABLE OF CONTENTS

Exhibit 99.1 – Press Release - CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES MANAGEMENT APPOINTMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chemspec International Limited
Date : November 05, 2009	By:	/s/ Bing Zhu
	Name:	Bing Zhu
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
EX-99.1	Press Release